June 29, 2016

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Stephen Krikorian
Amanda Kim

Re:	RingCentral, Inc.
Form for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 001-36089

Ladies and Gentlemen:

RingCentral, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 17, 2016, related to the Company’s Form (“Form 10-K”) for the fiscal year ended December 31, 2015 (file no. 001-36089) filed with the Commission on February 29, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Comment 1:  Please tell us what consideration you gave to including disclosure and quantification, to the extent possible, of currently known trends, events, and uncertainties specifically related to your business that are reasonably expected to have a material impact on your liquidity, capital resources, and/or results of operations. Your discussion of trends and uncertainties should provide insight into the extent to which reported financial information is indicative of future results. In this regard, we note your earnings calls indicate that you have recently begun to enter into more long-term contracts with larger customers. As an example, you discuss in your earnings call that greater than two-thirds of net new Office bookings were potential customers opting for annual or multi-year agreements. However, your disclosure only states that there has been growth in your business with larger customers and does not discuss your growth in longer term contracts. Refer to Item 303(a)(3)(ii) of Regulation S-K and Sections III.A and III.B.3 of SEC Release 33-8350.

Response 1: The Company respectfully advises the Staff that it considered the requirements of Item 303(a)(3)(ii) of Regulation S-K and Section III.A and III.B.3 of SEC Release 33-8350 in preparing its disclosures within the Management’s Discussion and Analysis of Financial Condition and Results of Operations for its Form 10-K for the fiscal year ended December 31, 2015. The Company concluded that it had disclosed known trends, events, and uncertainties that may have a material impact to its business. In future filings, the Company will continue to evaluate known trends, events and uncertainties and will disclose those that may have a material impact to its business.  In particular, in future filings the Company will disclose the trends related to larger customer acquisitions with long term contracts and increased customer prepayments.

Revenue Recognition, page 55

Comment 2: We note you disclose that VSOE exists for your SaaS subscription plans. Please clarify how you establish VSOE for your SaaS subscription plans and tell us if the subscription plans are sold separately. That is, confirm that these sales are only for this element and it is not a part of a multi-element arrangement. In addition, describe the methodology and assumptions you use to establish VSOE of fair value for these arrangements.

Response 2: The Company respectfully informs the Staff that VSOE for subscription plans has been established based on historical standalone sales to customers and are not sold as part of a multi-element arrangement. VSOE compliance is tested annually based on an analysis of historical standalone subscription sales during the most recent twelve-month period. In establishing VSOE, the Company has determined that an amount approaching 80% of the standalone sales prices must fall within 15% from the median sales price of the standalone subscription sales in order to conclude that VSOE exists.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Comment 3: We note that your deferred revenue appears to have significantly increased and your 1Q, 2016 earnings call transcript appears to indicate the increase is attributed to the expanded growth of customers opting for an annual or multi-year agreement. We also note that you no longer disclose the percentage of your customers that are on monthly contracts. In your Supplemental Response dated August 26, 2013, you explained that you would continue to evaluate the precision of your estimates of actual usage in regards to variable usage-based fees when and if the size of the revenue stream or the materiality of its impact to deferred revenue changes. Given the increase in deferred revenue, and annual and multi-year agreements as well as the removal of the percentage of monthly customers from your disclosures, please tell us what consideration was given to evaluating the precision of your estimates and whether such revenue should be recognized over actual usage.

Response 3: The Company respectfully informs the Staff that the principal reasons for the increase in deferred revenue are the increases in the number of subscribers and customer prepayments on long-term contracts. Deferred revenue from overage fees sold for blocks of minutes was not a principal reason for the increase in deferred revenue.

Consistent with the previous response to the 2013 response letter, the Company will continue to evaluate the precision of its estimate of actual usage of overage fee and will disclose appropriate information about that estimate when and if the impact of the estimate is material to its reported revenue or deferred revenue balances. Deferred revenue from overage fees has been and still is not significant to the Company’s overall deferred revenue (i.e., they have been less than 1% for all periods presented).

Finally, the Company respectfully advises the Staff that there is little estimation involved in the recognition of revenue from upfront contract payments given such payments are recognized ratably over the life of the respective contract.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regards to these responses, please direct them to me at (650) 825-6994.

Very truly yours,

/s/ Clyde Hosein

Clyde Hosein

Executive Vice President and Chief Financial Officer

CC:	Via Email
Vladimir G. Shmunis
Bruce Johnson
RingCentral, Inc.

Jeff Saper
Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C

Prasadh Cadambi
KPMG LLP